

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

Via E-mail
Mr. David Fremed
Chief Financial Officer
Zoo Entertainment, Inc.
3805 Edwards Road, Suite 400
Cincinnati, OH 45209

> **Re:** **Zoo Entertainment, Inc.**
> **Form 8-K, Item 4.02**
> **Filed April 15, 2011**
> **File No. 001-34796**

Dear Mr. Fremed:

We have completed our review of your Form 8-K, Item 4.02 and the related amendment and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Ryan Rohn

Ryan Rohn
Staff Accountant